UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2024

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On January 17, 2024, Guardforce AI Co., Limited (the “Company”) announced that Mr. Yu-heng Ma (“Mr. Ma”), the Company’s Chief Financial Officer (“CFO”), was resigning from his position as CFO, effective immediately. Mr. Ma’s resignation as CFO is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Effective January 18, 2024, Yuting Zuo (“Ms. Zuo”) became the Company’s CFO, replacing Mr. Ma in this position.

Ms. Zuo has over a decade of experience in corporate finance, accounting, SEC reporting and working with U.S.-listed companies. Ms. Zuo has served in a financial reporting and investment position, directly reporting to the CEO and CFO of Aurora Mobile Limited (Nasdaq: JG), a leading mobile big data solutions company in China. In this role she oversaw financial reporting and accounting operations, investor relations and led merger and acquisition activities. Previously, she was the corporate accounting manager at Farmers Business Network, a farmer-to-farmer network and e-commerce platform, based in California. Prior to that, Ms. Zuo served as an auditor at PricewaterhouseCoopers and at Ernest & Young in the U.S. Ms. Zuo holds a bachelor’s degree in accounting and finance from the University of Richmond and also completed an undergraduate program in Finance at the University of Hong Kong in 2013. She is a certified public accountant.

On January 18, 2024, the Company entered into a consulting agreement with Ms. Zuo, effective on the same day (the “Consulting Agreement”), pursuant to which Ms. Zuo will receive (a) Cash Compensation of $200,000 per year (the “Annual Fee”), which Annual Fee shall be paid to Ms. Zuo in monthly installments no later than the seventh business day of each calendar month following the effective date of the Consulting Agreement; (b) a one-time sign-on bonus of $30,000 (the “Sign-On Cash Bonus”) and the Company’s restricted ordinary shares with a total estimated value of $20,000 (the “Sign-On Stock Bonus”, together with the Sign-On Cash Bonus, the “Sign-On Bonus”). The Sign-On Cash Bonus will be paid to the Consultant within fourteen (14) calendar days of Ms. Zuo’s start date with the Company. The Sign-On Stock Bonus will be granted to Ms. Zuo within a year of her start date with the Company, subject to the terms and conditions of the Company’s equity incentive plan. In the event that Ms. Zuo voluntarily resigns at any time before the second anniversary of employment with the Company, she shall be required to repay the full amount of the Sign-On Bonus to the Company within 90 days from the cessation of consulting services; and (c) an equity compensation consisting of, in the aggregate, 40,000 Restricted Stock Units (the “RSUs”) of the Company per year, on the terms and conditions and subject to the restrictions set forth in the Amendment No.1 to Guardforce AI Co., Limited 2022 Equity Incentive Plan.

The summary of the Consulting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a form of which is attached to this Report on Form 6-K as Exhibit 10.1 and incorporated by reference herein.

The Company issued a press release on January 17, 2024, announcing the appointment of Ms. Zuo as the Chief Financial Officer, a copy of which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting Agreement between Guardforce AI Co., Limited and Yuting Zuo date January 18, 2024
99.1	Press Release titled “Guardforce AI Appoints Yuting Zuo as Chief Financial Officer” dated January 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2024	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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